UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File No. 001-39974

WEST FRASER TIMBER CO. LTD.

(Translation of registrant’s name into English)

501 – 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for three and six months ended June 30, 2021 and 2020

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2021

99.3	CEO Certification of Interim Filings

99.4	CFO Certification of Interim Filings

99.5	News release dated July 28, 2021 re: West Fraser Announces 2021 Second Quarter Results and 2021 Virtual Investor Event

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2021

WEST FRASER TIMBER CO. LTD.

/s/ Christopher A. Virostek
Christopher A. Virostek Vice-President, Finance and Chief Financial Officer